

Mail Stop 4631

November 1, 2016

<u>Via E-mail</u>
Mr. Ian McHoul
Chief Financial Officer
Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom

      RE: Amec Foster Wheeler plc
            Form 20-F for the Year Ended December 31, 2015
            Filed March 23, 2016
            File No. 1-36723

Dear Mr. McHoul:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                          Sincerely,

                          /s/ John Cash

                          John Cash
                          Accounting Branch Chief

                          Office of Manufacturing and
                          Construction